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                                 EXHIBIT 99.3

                           [LETTER TO SHAREHOLDERS]


                               January __, 1999

Dear Aztec Manufacturing Co. Shareholder:

     Your Board of Directors has declared a dividend distribution of one right (a "Right") for each outstanding share of its common stock, par value $1.00 per share (the "Common Stock"). The distribution is payable on February 4, 1999 (the "Record Date") to the shareholders of record as of the close of business on the Record Date. Each Right, upon the occurrence of certain events, will entitle the registered holder thereof (unless such holder is an Acquiring Person, as that term is defined in the Rights Agreement described below, or affiliated with such a person) to purchase from the Company one share of Common Stock at a price (the "Purchase Price") of $60.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 7, 1999 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent").

     The purpose of the Plan is to assure that shareholders are treated fairly by anyone who might seek to obtain control of the Company. Although the business environment has changed in many ways since the adoption of shareholder rights plans became commonplace during the 1980's, the corporate takeover environment remains very active and hostile bidders still have available a variety of coercive takeover tactics. The Board believes that a shareholder rights plan agreement continues to be an important tool to enable the Board to represent effectively the interests of all shareholders in the event of an unsolicited takeover attempt.

     The Rights are not being distributed in response to any specific effort to acquire control of the Company, and the Board is not aware of any such effort. The Rights Agreement is being adopted in order to assure the ability of the Board of Directors to protect your interests. The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms which the Board of Directors determines are not in the best interests of the shareholders.

     The Rights Agreement is not unique; over 2,000 corporations throughout the country, including the majority of the companies in the Standard & Poor's 500 Index, have adopted similar plans.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable to the Company or to you, and will not change the way in which you can presently trade the Company's shares. The Rights are not immediately exercisable; they will only be exercisable if and when the problem arises which they were created to deal with.

     We have a great deal of confidence in the Company's future and we believe that the Rights Agreement will protect your right to share in the full measure of your Company's long-term potential. Enclosed is a description of the Rights and of the Rights Agreement entitled "Summary of Rights
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to Purchase Common Stock." That summary description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is available free of charge from the Company.

                         Yours very truly,



                         L. C. Martin
                         Chairman of the Board and Chief Executive Officer
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                         SUMMARY OF RIGHTS TO PURCHASE
                                 COMMON STOCK

     On January 7, 1999, the Board of Directors of Aztec Manufacturing Co. (the "Company") adopted a shareholder rights plan (the "Rights Plan").

     The purpose of the Rights Plan is to deter certain coercive takeover tactics and to enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt. The Rights Plan would not deter negotiated mergers or business combinations that the Board of Directors may determine to be in the best interests of the Company and its shareholders

     The Board of Directors declared on January 7, 1999, a dividend of one common stock purchase right (a "Right") for each outstanding share of the Company's common stock. The dividend will be paid in February 1999 to each shareholder of record on February 4, 1999. The Company will also issue one Right with each new share of common stock issued subsequently. Each Right entitles the registered holder to purchase from the Company one share of common stock.

     The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). This summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference. A copy of the Rights Agreement is available free of charge from the Rights Agent or from the Company's corporate secretary.

                  PURCHASE PRICE AND TERM OF THE RIGHTS PLAN

     The purchase price upon exercise of a Right (the "Purchase Price") is $60.00. The term of the Rights and the Rights Plan will expire on January 7, 2009.

                  RIGHTS ATTACHED TO COMMON SHARES INITIALLY

     The Rights will initially be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates. When new common stock is issued or outstanding stock is transferred, the new certificates representing such stock will incorporate the Rights Plan and advise the certificate holder of the existence of the Rights. The surrender for transfer of outstanding common stock certificates will also constitute the transfer of the Rights associated with the common stock.

                            DISTRIBUTION OF RIGHTS

     The Company will mail separate certificates evidencing the Rights to holders of record of the common stock on the "Distribution Date." The Distribution Date will be the date the Rights separate from the common stock, and will be the earlier to occur of the following two events:

     . Ten (10) business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained

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          the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (the "Stock Acquisition Date"); or

     . Ten (10) business days (or such later date that the Board of Directors may determine) after the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of the outstanding shares of common stock.

     After the Distribution Date, the separate Rights certificates will represent the Rights. Only shares of common stock issued before the Distribution Date will be issued with Rights, except for (i) shares issued or sold upon the exercise of stock options granted by the Company, (ii) upon the exercise, conversion or exchange of securities that the Company may hereafter issue, or (iii) as the Board of Directors may otherwise determine.

                        RIGHT TO PURCHASE COMPANY STOCK

     The Rights become exercisable on the Distribution Date and will expire January 7, 2009, unless earlier redeemed, as described below, or extended by the Board of Directors. Generally, from the Distribution Date and until the occurrence of a Triggering Event, a Rights holder may acquire one share of common stock for each Right held. The Company may require that only whole shares, and no fractional shares, of common stock be issued upon exercise.

     When a Rights holder (other than an Acquiring Person and certain related parties) exercises the Rights after certain "Triggering Events" occur, that holder will acquire the number of shares of common stock with a value equal to the result of dividing the Purchase Price of the Right by one-half of the common stock's market price at the time of the Triggering Event, provided that the Rights are no longer redeemable (as described below). Rights that an Acquiring Person beneficially owns (or, under certain circumstances, formerly owned) at the time of the Triggering Event will be null and void.

     For example, at a Purchase Price of $60.00 per Right, each Right not owed by an Acquiring Person (or by certain related parties or transferees) following one of the Triggering Events listed below would entitle its holder to purchase $120.00 worth of common stock (or other consideration, as noted above) for $60.00. Assuming the Common Stock had a market price of $20.00 per share at such time, the holder of each valid Right would be entitled to purchase six shares for $60.00.

     The certain Triggering Events giving rise to these rights are as follows:

     . The Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and the common stock remains outstanding and unchanged;

     . A person acquires beneficial ownership of more than 15% of the outstanding shares of Company common stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries, or (B) an offer for all outstanding shares of common stock of the Company at a price and upon terms and conditions which a majority of the Disinterested Directors (as defined below)
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          determines to be in the best interest of the company and its shareholders (a "Qualified Offer"); or

     . There is a reclassification of securities, a recapitalization of the Company or other transactions (other than sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries that has the effect of increasing by more than one percent (1%) the proportionate share of any class of outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or an associate or affiliate thereof).

                  RIGHT TO PURCHASE ACQUIRING PERSON'S STOCK

     Certain Triggering Events will give rise to a right to acquire common stock of the acquiring company upon exercise of a Right. If these Triggering Events occur, each holder of a Right (except Rights held by, or certain Rights formerly held by, an Acquiring Person), shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right.

     The Triggering Events giving rise to the right to acquire the acquiring company's common stock are:

     . The Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation;

     . The Company is the surviving corporation in a consolidation, merger or similar transaction in which all or part of the outstanding shares of the Company's common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property; or

     . More than 50% of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement).

                      EXCHANGE OF RIGHTS FOR COMMON STOCK

     The Company may elect to exchange Rights for common stock of the Company. After a person or group becomes an Acquiring Person and before such person or group acquires 50% or more of the Company's outstanding common stock, the Board of Directors may, without payment of the Purchase Price by the Rights holder, exchange all or a portion of the Rights (other than the Rights held by the Acquiring Person, which will become void), for shares of Company common stock at an exchange ration of one-half (1/2) the number of shares of Common Stock for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights.
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                                  REDEMPTION

     The Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right at any time until ten (10) business days following the Stock Acquisition Date. Immediately upon redemption, the Rights will terminate and the only right of holders will be to receive the redemption price.

                             EXPIRATION OF RIGHTS

     The Rights will expire on January 7, 2009, unless the expiration date is extended by amendment or unless the Rights are earlier redeemed or exchanged by the Company as described above.

                            AMENDMENT OF AGREEMENT

     Other than those provisions relating to the principal economic terms of the Rights, the Board of Directors may amend any provision of the Rights Agreement prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended to cure any ambiguity, inconsistency or defect, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of the Rights holders (excluding the interest of any "Acquiring Person"). No amendment to adjust the time period governing the redemption, however, shall be made when the Rights are not redeemable.

                                 MISCELLANEOUS

     "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to January 7, 1999, the date of the Rights Agreement, and anyone subsequently elected to the Board if such person is recommended or approved by the majority of the Disinterested Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or a representative of any of the foregoing entities.

     The number of outstanding Rights and the number of shares of common stock issuable upon exercise or exchange of each Right are subject to adjustment under certain circumstances.